WADDELL & REED INVESTED PORTFOLIOS

6300 LAMAR AVENUE

P.O. BOX 29217

SHAWNEE MISSION, KANSAS 66201-9217

April 30, 2010

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Waddell & Reed InvestEd Portfolios (Registrant)
File Nos. 811-10431 and 333-64172/CIK No. 1141323

On behalf of the Registrant, I am responding to the comments that you gave to me via telephone on April 16, 2010 as I understand them, regarding Post-Effective Amendment No.13, as filed on March 1, 2010. Each of your comments is repeated below, with our response immediately following.

1.	Comment:	Regarding InvestEd Balanced Portfolio, please change the minimum amount of assets which will be invested in bond and fixed income producing funds from 20% of net assets to 25% of net assets, since you use ‘balanced’ in the name of the Portfolio.

	Response:	We have made the change as requested; please see Exhibit A for the revised disclosure.

2.	Comment:	Please consider adding “Foreign Securities Risk” as a principal risk for each Portfolio, if applicable.

	Response:	We have added “Foreign Securities Risk” disclosure in the Principal Investment Risks section for each of the three Portfolios. Please see Exhibit A for the revised disclosure.

3.	Comment:	In the first sentence under the section entitled “Investment Objectives, Principal Strategies, Other Investments and Risks of the Underlying Funds”, please add ‘and non-principal’ preceding ‘strategies and certain risks.’

	Response:	We have made the change requested. Please see Exhibit A for the revised disclosure.

In connection with the above comments and our responses, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 913-236-1923.

Very Truly Yours,

/s/Kristen A. Richards

Kristen A. Richards

Vice President, Assistant Secretary and

Associate General Counsel

EXHIBIT

Exhibit A:

1.	Waddell & Reed InvestEd Balanced Portfolio

The range of Portfolio net assets invested in equity funds will be from 40% to 75%; correspondingly, the range of Portfolio net assets invested in bond and income-producing funds will be from 60% to 25%.

2.	Principal Risks

Foreign Securities Risk. A portion of the Portfolio’s assets may be invested in funds with significant exposure to foreign securities. Investing in foreign securities involves a number of economic, financial and political considerations that may not be associated with the U.S. markets and that could affect a fund’s performance unfavorably, depending on the prevailing conditions at any given time. Among these potential risks are: greater price volatility; comparatively weak supervision and regulation of securities exchanges, brokers and issuers; higher brokerage costs; fluctuations in foreign currency exchange rates and related conversion costs; adverse tax consequences; and settlement delays. As well, the value of the fund’s investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations. Currency conversion also can be costly.

3.	Investment Objectives, Principal Strategies, Other Investments and Risks of the Underlying Funds

The following is a concise description of the investment objectives, principal and non-principal strategies and certain risks of the underlying funds in which the Portfolios invest.

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